UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Lindsay Bubbico
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.917.754.3013
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2015 SECOND QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – July 22, 2015 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2015.

•	Total Revenue: $395 million, representing a 9 percent increase year over year
•	Non-GAAP Operating Income: $221 million, representing a 7 percent increase year over year
•	Non-GAAP EPS: $0.99, representing an 11 percent increase year over year
•	Deferred Revenues: $780 million, representing an 18 percent increase year over year

“We continued to post good financial results in the second quarter. Total revenues from products and software blades subscriptions delivered 11 percent growth, which was driven by strong demand across industries and business segments.  Data Center, Super High-End and SMART-1 Management appliances drove product revenue growth. Subscription growth was driven by demand for our new and innovative technologies including Threat Emulation and Threat Extraction which combat advanced cyber-attacks,” said Gil Shwed, founder and chief executive officer of Check Point Software Technologies.

Financial Highlights for the Second Quarter of 2015:
•	Total Revenue: $395 million compared to $363 million in the second quarter of 2014.
•	GAAP Operating Income: $199 million compared to $190 million in the second quarter of 2014.
•	Non-GAAP Operating Income: $221 million compared to $207 million in the second quarter of 2014.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $163 million compared to $160 million in the second quarter of 2014. GAAP earnings per diluted share were $0.88 compared to $0.83 in the second quarter of 2014.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $183 million compared to $172 million in the second quarter of 2014. Non-GAAP earnings per diluted share were $0.99 compared to $0.89 in the second quarter of 2014.

•	Deferred Revenues: As of June 30, 2015, deferred revenues were $780 million compared to $660 million as of June 30, 2014.
•	Cash Flow: Cash flow from operations increased to $193 million from $168 million in the second quarter of 2014.
•	Share Repurchase Program: During the second quarter of 2015, the company repurchased 2.9 million shares at a total cost of $245 million compared to $194 million in the second quarter of 2014.
•
Cash Balances, Marketable Securities and Short Term Deposits: $3,611 million as of June 30, 2015, compared to $3,643 million as of June 30, 2014. The change reflects our strong cash flow, offset by expanded share repurchase program and the Company’s recent acquisitions.

©2015 Check Point Software Technologies Ltd. All rights reserved     |     P.   2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

BUSINESS HIGHLIGHTS:

We launched the following new products and technologies:

Mobile Threat Prevention – The acquisition of Lacoon Mobile Security expands Check Point’s mobile security portfolio by adding advanced mobile application threat emulation, behavioral risk analysis and real-time anomaly detection capabilities.

Critical Infrastructure Security – The launch of the 1200R security gateway appliance is an extension of Check Point’s solutions for Industrial Control Systems (ICS) and critical infrastructure. The 1200R is a ruggedized security gateway appliance purposely-built for deployment in remote often harsh environments.  It delivers full visibility and granular control of SCADA traffic to prevent network, devices and logical process attacks.

Cloud Security - Check Point vSEC designed for VMWare NSX to extend comprehensive, best-in-class security to private cloud environments. The integrated solution allows customers to accelerate security deployment in virtualized datacenter environments for east-west traffic. The solution prevents zero-day attacks, APTs and other security threats within the private cloud.

We have also expanded our research and security partnerships, including:

2015 Check Point Security Report – Check Point issued its annual Security Report, based on collaborative research and in-depth analysis from more than 16,000 Threat Prevention gateways and 1 million smartphones.  The report revealed that 96% of organizations are using high-risk applications and that there was an increase in security incidents across all categories: more data leakage incidents, additional attacks and malware and an increase in malicious sites being accessed.  The report is available at http://www.checkpoint.com/securityreport.

Discovered Massive Vulnerability in Magento eCommerce Platform – Check Point’s Malware and Vulnerability Research Group recently discovered a critical RCE (remote code execution) vulnerability in eBay’s Magento web ecommerce platform, affecting nearly two hundred thousand online shops. If exploited, the vulnerability would give the attacker the ability to compromise an online store based on the Magento platform, including credit card information and other customer financial and personal data.

Check Point and FireEye Partnership – Check Point and FireEye announced the sharing of threat intelligence to protect mutual customers from modern advanced attacks. As part of this cooperation, Check Point’s ThreatCloud and Next Generation Threat Prevention solutions and the FireEye NX platform will share the latest threat intelligence in real-time, allowing customers to update firewall security policies dynamically based on the intelligence from both platforms.

We received the following industry accolades:

Leader in the Gartner Magic Quadrant for Enterprise Network Firewall – Check Point is positioned as a Leader in the Gartner Magic Quadrant for Enterprise Network Firewall. The company has been in the Leaders quadrant since 1997.1

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Number One in Worldwide Firewall Equipment Market Share – Check Point led in the worldwide market share for Firewall Equipment for Q1 2015, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.2

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q1 2015, according to the IDC Worldwide Quarterly Security Appliance Tracker.3

“We are pleased with the increased demand for our latest technologies to combat cyber-attacks and the healthy interest in our mobile threat prevention technologies.  We continue to execute on our vision for a consolidated security platform that addresses tomorrow’s security needs,” Shwed concluded.

Third Quarter 2015 Investor Conference Participation Schedule:

•	Needham 2015 Software and Services Conference
August 5, 2015 – New York, NY

•	Pacific Crest 17th Annual Global Technology Leadership Forum
August 11, 2015 – Vail, CO

•	Citi 2015 Global Technology Conference
September 10, 2015 – New York, NY

•	Deutsche Bank 2015 Technology Conference
September 16-17, 2015 – Las Vegas, NV (1x1 meetings only)

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 22, 2015 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through July 29, 2015 on the company's website or by telephone at +1.201.612.7415, replay ID number 13614245.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyber-attacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to the increased demand for, and penetration of, our latest technologies to combat cyber-attacks and the interest in our mobile threat prevention technologies; our continued execution on our vision for a consolidated security platform that addresses tomorrow’s security needs; and our expectations for our products, services and technology and the market acceptance thereof. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 24, 2015.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

1 G00263955. Adam Hils, Greg Young, Jeremy D'Hoinne. 22 April 2015.

2 Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 1Q15, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, June 2015. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

i-ii Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

3 Source: IDC Worldwide Quarterly Security Appliance Tracker 1Q2015, June 4, 2015.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$132,284	$124,342	$246,581	$232,281
Software Blades subscriptions	76,627	63,743	150,976	125,500
Total revenues from products and software blades	208,911	188,085	397,557	357,781
Software updates and maintenance	186,423	174,513	370,353	347,023
Total revenues	395,334	362,598	767,910	704,804

Operating expenses:
Cost of products and licenses	23,973	22,353	44,933	42,413
Cost of software blades subscriptions	1,787	1,092	3,311	2,602
Total cost of products and software blades	25,760	23,445	48,244	45,015
Cost of Software updates and maintenance	19,303	17,506	37,973	34,754
Amortization of technology	540	60	716	120
Total cost of revenues	45,603	41,011	86,933	79,889

Research and development	36,230	33,451	71,754	66,417
Selling and marketing	92,126	79,821	168,142	148,435
General and administrative	22,297	18,394	44,988	35,644
Total operating expenses	196,256	172,677	371,817	330,385

Operating income	199,078	189,921	396,093	374,419
Financial income, net	8,582	7,298	16,620	14,447
Income before taxes on income	207,660	197,219	412,713	388,866
Taxes on income	45,024	37,563	89,194	76,125
Net income	$162,636	$159,656	$323,519	$312,741

Basic earnings per share	$0.90	$0.84	$1.78	$1.64
Number of shares used in computing basic earnings per share	180,416	189,933	181,767	190,972

Diluted earnings per share	$0.88	$0.83	$1.74	$1.61
Number of shares used in computing diluted earnings per share	185,140	193,380	186,391	194,566

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$199,078	$189,921	$396,093	$374,419
Stock-based compensation (1)	18,801	16,587	36,578	29,058
Amortization of intangible assets and acquisition related expenses (2)	3,317	535	4,603	1,070
Non-GAAP operating income	$221,196	$207,043	$437,274	$404,547

GAAP net income	$162,636	$159,656	$323,519	$312,741
Stock-based compensation (1)	18,801	16,587	36,578	29,058
Amortization of intangible assets and acquisition related expenses (2)	3,317	535	4,603	1,070
Taxes on the above items (3)	(1,844)	(4,679)	(2,948)	(6,868)
Non-GAAP net income	$182,910	$172,099	$361,752	$336,001

Diluted GAAP Earnings per share	$0.88	$0.83	$1.74	$1.61
Stock-based compensation (1)	0.10	0.08	0.11	0.15
Amortization of intangible assets and acquisition related expenses (2)	0.01	-	0.03	0.01
Taxes on the above items (3)	-	(0.02)	(0.02)	(0.04)
Diluted Non-GAAP Earnings per share	$0.99	$0.89	$1.86	$1.73

Number of shares used in computing diluted Non-GAAP earnings per share	185,140	193,380	186,391	194,566

(1) Stock-based compensation:
Cost of products and licenses	$16	$22	$30	$38
Cost of software updates and maintenance	400	240	714	425
Research and development	2,862	2,661	5,241	4,754
Selling and marketing	4,323	3,874	7,919	6,202
General and administrative	11,200	9,790	22,674	17,639
	$18,801	$16,587	$36,578	$29,058

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$540	$60	$716	$120
Research and development	1,897	-	2,352	-
Selling and marketing	880	475	1,535	950
	$3,317	$535	$4,603	$1,070

(3) Taxes on the above items	$(1,844)	$(4,679)	$(2,948)	$(6,868)

Total, net	$20,274	$12,443	$38,233	$23,260

©2015 Check Point Software Technologies Ltd. All rights reserved     |     P.   7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	June 30,	December 31,
	2015	2014
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$215,991	$261,970
Marketable securities and short-term deposits	1,011,113	1,050,492
Trade receivables, net	243,223	366,700
Prepaid expenses and other current assets	78,341	68,673
Total current assets	1,548,668	1,747,835

Long-term assets:
Marketable securities	2,383,498	2,370,471
Property and equipment, net	42,663	41,549
Severance pay fund	5,571	5,491
Deferred tax asset, net	16,888	14,368
Goodwill and other intangible assets, net	840,001	741,960
Other assets	47,704	27,144
Total long-term assets	3,336,325	3,200,983

Total assets	$4,884,993	$4,948,818

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$634,708	$651,281
Trade payables and other accrued liabilities	276,422	281,554
Total current liabilities	911,130	932,835

Long-term liabilities:
Long-term deferred revenues	145,631	132,732
Income tax accrual	264,036	235,705
Deferred tax liability, net	372	504
Accrued severance pay	9,796	9,483
	419,835	378,424

Total liabilities	1,330,965	1,311,259

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	905,771	859,124
Treasury shares at cost	(3,586,136)	(3,126,685)
Accumulated other comprehensive income (loss)	4,684	(1,070)
Retained earnings	6,228,935	5,905,416
Total shareholders’ equity	3,554,028	3,637,559

Total liabilities and shareholders’ equity	$4,884,993	$4,948,818
Total cash and cash equivalents, marketable securities and short-term deposits	$3,610,602	$3,682,933

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$162,636	$159,656	$323,519	$312,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,541	2,248	4,883	4,439
Amortization of intangible assets	998	535	1,632	1,070
Stock-based compensation	18,801	16,587	36,578	29,058
Realized gain on marketable securities	(7)	(143)	(79)	(154)
Decrease (increase) in trade and other receivables, net	(26,167)	(15,128)	95,203	130,015
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	36,658	11,594	17,709	(129,500)
Excess tax benefit from stock-based compensation	(2,084)	(2,674)	(2,301)	(1,952)
Deferred income taxes, net	(650)	(4,703)	169	(5,687)
Net cash provided by operating activities	192,726	167,972	477,313	340,030

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(62,413)	-	(96,544)	-
Investment in property and equipment	(3,164)	(2,328)	(5,845)	(4,531)
Net cash used in investing activities	(65,577)	(2,328)	(102,389)	(4,531)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	2,228	-	34,015	47,418
Purchase of treasury shares	(244,997)	(194,000)	(486,682)	(380,869)
Excess tax benefit from stock-based compensation	2,084	2,674	2,301	1,952
Net cash used in financing activities	(240,685)	(191,326)	(450,366)	(331,499)

Unrealized gain (loss) on marketable securities, net	(9,392)	6,272	3,111	8,860

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(122,928)	(19,410)	(72,331)	12,860

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,733,530	3,662,194	3,682,933	3,629,924

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,610,602	$3,642,784	$3,610,602	$3,642,784

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By:	/s/ Tal Payne
Tal Payne Chief Financial Officer

July 22, 2015

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